UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
UNITED TECHNOLOGIES CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	1-812	06-0570975
(State or other jurisdiction of incorporation or organization)	(commission file number)	(IRS Employer Identification No.)

10 Farm Springs Road, Farmington, CT	06032
(Address of principal executive offices)	(zip code)

Peter F. Longo, Senior Vice President, UTC Operations	(860) 728-7000
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

United Technologies Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of United Technologies Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. As used herein, the terms “we,” “us,” “our,” “the Company,” or “UTC,” unless the context otherwise requires, mean United Technologies Corporation and its subsidiaries. References to internet websites in this Form SD are provided for convenience only. Information available through these websites is not incorporated by reference into this Form SD.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of United Technologies Corporation’s (“UTC”) Conflict Minerals Report for the calendar year ended December 31, 2016 is filed as Exhibit 1.01 hereto and is publicly available at the Investors section of our website (http://www.utc.com) under the heading “SEC Filings.”
Item 1.02 Exhibit
The UTC Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - UTC’s 2016 Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNITED TECHNOLOGIES CORPORATION
(Registrant)

Date: May 31, 2017	By:	/s/ CHARLES D. GILL
Charles D. Gill
Executive Vice President and General Counsel

Date: May 31, 2017	By:	/s/ PETER F. LONGO
Peter F. Longo
Senior Vice President, UTC Operations

Exhibit Index

Exhibit Number	Exhibit Description
1.01	UTC’s 2016 Conflict Minerals Report